Meten International Education Group

3rd Floor, Tower A, Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518045

The People’s Republic of China

March 4, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

RE:                           Meten International Education Group’s Request to Withdraw Registration Statement on Form F-1 (File No. 333-231656)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Meten International Education Group (the “Company”) hereby requests that the above-referenced registration statement on Form F-1 filed on May 22, 2019, including all exhibits filed therewith (together with any amendments, the “F-1 Registration Statement”), be withdrawn, effective as of the date hereof or as soon thereafter as practicable.

In light of the current capital markets condition, the Company is considering other alternatives and has determined not to proceed at this time with the offering and sale of the securities proposed to be covered by the F-1 Registration Statement. The F-1 Registration Statement was not declared effective and none of the Company’s securities has been sold pursuant to the F-1 Registration Statement. The Company is withdrawing the F-1 Registration Statement on grounds that the withdrawal of the F-1 Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the F-1 Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

If you have any questions regarding this matter, please contact the Company’s legal counsel, Ning Zhang of Morgan, Lewis & Bockius LLP, at +852.3551.8690 or ning.zhang@morganlewis.com.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

Meten International Education Group

By:	/s/ Siguang Peng
Name: Siguang Peng
Title: Chief Executive Officer